NEWS RELEASE
TSX Trading Symbol: BZA
Frankfurt Symbol: AB2

Drilling Expands, Increases Grade at New Copperstone Gold Zone

October 11, 2007 - American Bonanza Gold Corp. TSX: BZA) (“Bonanza”) has drilled higher grade gold mineralization and expanded the South Pit target at the 100% owned Copperstone Project in Arizona. The South Pit target is at the south end of the open pit from which over one half million ounces of gold were produced between 1987 and 1993, and is south of the current high grade gold resource. The South Pit target is now identified by six drill holes with significant gold intercepts, has a known strike length of 500 meters, and is open along its entire length to the east and west. The new drill holes are:

3.0 meters grading 39.4 grams per tonne gold in drill hole 07CS-36 includes 1.5 meters grading 69.3 grams per tonne gold

2.1 meters grading 14.1 grams per tonne gold also in drill hole 07CS-36 includes 1.0 meters grading 28.5 grams per tonne gold

4.6 meters grading 4.9 grams per tonne gold in drill hole 07CS-37 includes 1.5 meters grading 11.2 grams per tonne gold

All six holes that identify the Southwest target have encountered significant gold mineralization. Along with the recent successful results from the Southwest target, the South Pit target represents a new zone with the potential to significantly increase the high grade Copperstone resources and positively impact mining economics. The current results complete successful Phase II drilling at Copperstone. Follow up drilling is being planned for both targets. A map showing the Phase II drill results can be found on the Company’s website at: http://www.americanbonanza.com/i/pdf/2007-10-11_NRM.pdf

Previous drill holes that identify the South Pit target included the following recently announced holes (see Company news release dated September 27, 2007) and the Phase I drill hole 06CS-12 (Company news release dated November 23, 2006):

7.6 meters grading 10.6 grams per tonne gold in drill hole 07CS-34 includes 3.0 meters grading 18.9 grams per tonne gold

2.4 meters grading 6.8 grams per tonne gold in drill hole 07CS-32 and 2.7 meters grading 5.5 grams per tonne gold

4.6 meters grading 4.8 grams per tonne gold in drill hole 06CS-12 includes 3.0 meters grading 6.6 grams per tonne gold

Three drill holes identify the Southwest target which is open to expansion in all directions along strike and down dip (Company news releases dated September 10, 2007 and February 5, 2007):

5.2 meters grading 18.3 grams per tonne gold in drill hole 07CS-30 includes 1.5 meters grading 58.8 grams per tonne gold

4.6 meters grading 12.3 grams per tonne gold in drill hole 07CS-31 includes 3.2 meters grading 16.1 grams per tonne gold

13.7 meters grading 3.9 grams per tonne gold in drill hole 06CS-22 includes 1.5 meters grading 25.8 grams per tonne gold

Current drill hole 07CS-36 is located approximately 120 meters north of previously announced drill hole 07CS-34, and drill hole 07CS-37 is located another 175 meters north of hole 07CS-36. The South Pit gold zone strikes north, has a current known strike length of 500 meters, and is assumed to dip gently to the east like the Copperstone Fault, host to the high grade gold resource. The South Pit gold zone is open along its entire known length to the east and west, up and down dip.

Copperstone Phase II Exploration Drilling Gold Results

Hole ID	From (m)	To (m)	Length (m)	(Gold g/t)	Comment
07CS-36	222.0	223.5	1.5	4.9	South Pit target
07CS-36	258.5	261.6	3.0	39.4	“
including	260.1	261.6	1.5	57.3	“
07CS-36	307.6	309.8	2.1	14.1	“
including	307.6	308.6	1.0	23.5	“
07CS-36	326.5	327.7	1.2	5.0	“
07CS-37	74.7	76.2	1.5	5.5	South Pit target
07CS-37	196.6	201.2	4.6	4.9	“
including	196.6	198.2	1.5	11.2	“

Phase II drilling is complete, consisting of 17 drill holes with a combined length of 5,482 meters (17,980 feet) and was designed to test the continuity, geometry, and overall significance of the gold intercepted in several targets during Phase I drilling. Re-interpretation of previous geophysical data and a new ground magnetic survey also contributed to the targeting for the Phase II drilling. The current drill holes were drilled at high angles to known mineralized structures and are thought to represent near true thicknesses. During the 2006 Phase I exploration drilling Bonanza completed 27 drill holes with a total length of 7,695 meters (25,247 feet) within 1200 meters of the Copperstone resources.

Lower grade intercepts in drill holes 07CS-36 and 07CS-37 may be mineralized structures parallel to the main high grade zone; further drilling will explore for additional high gold grades on these structures. Drill holes CS07-43 and CS07-44 were planned for distant southwestern and southeastern target areas, respectively, but were lost before reaching target depths. Drill hole CS07-35 was collared to a depth of 244 meters, but due to poor Phase I drilling results in this remote area was not completed to target depth.

The Company’s Management and Directors have determined that the recently discovered potential for dramatically expanding the high grade gold resources should be quantified and incorporated into the current study into the economics of placing the current Copperstone resource into production. These new gold zones have the potential to significantly expand the mine plan and improve the economic returns. The 2006 National Instrument 43-101 compliant study by AMEC (previously announced and described below) determined that at current gold prices the high grade gold resource can economically be placed into production. The current study by the Company is optimizing the mining and milling plan, along with capital and operational costs. Certain aspects of the study, including capital and operating cost sensitivities will continue on a limited basis, although most aspects will be delayed until the new gold discoveries and their impact on mine plan can be quantified.

About Copperstone

The Copperstone Property is located in western Arizona within the regional Walker Lane mineral belt where it intersects gold provinces in Southern California and Western Arizona. These provinces host a total known gold endowment of over 40 million ounces of gold.

Bonanza controls over 3,600 contiguous hectares of prospective ground at the Copperstone Property. Mine development advantages for Copperstone are significant and should shorten the permitting schedule and positively impact the capital outlay requirements for a new mine. These include a pre-disturbed site developed in a modern permitting regime and a clean, non-sulfide bearing mineral resource. Existing infrastructure remaining from the previous operation consists of a dedicated 69 kV power line and substation, three water wells with a 200 hp pumping capacity (both electrical power and water supply exceed the needs of a new underground gold mine at Copperstone), an office, maintenance shops and a laboratory building.

Between 2002 and 2005 Bonanza completed over 46,400 meters of primarily core drilling, including over 7,000 meters drilled from underground. Underground drilling was accessed from a 600 meter decline that accesses high grade gold mineralization north of the open pit in the D zone.

On a parallel path with the drilling program, Bonanza has collected environmental, geotechnical, hydrological and metallurgical baseline data to support mine permitting and project design. Bonanza has retained certain specialized firms with recognized qualifications to support these efforts, including The Mines Group, Golder Associates, Water Management Consultants, and McClelland Laboratories.

In 2006, as previously announced, AMEC E & C Services Inc. estimated a NI 43-101 compliant gold resource based on a cutoff grade of 5.1 g/t gold and capped at 137 g/t gold as:

Classification	Tonnes	Grade (g/t Gold)	Contained Ounces of Gold
Measured	10,400	20.9	7,005
Indicated	960,000	10.6	327,924
Measured + Indicated	970,400	10.7	334,929
Additional Inferred	189,600	10.9	66,266

Bonanza acquired 100% of the Copperstone Property in 2002, to explore the down dip underground high grade extension to the Copperstone Fault. Cyprus Minerals produced 500,000 ounces of gold from the upper portion of the Copperstone Fault from 1987 to 1993, operating a 2,500 ton per day open-pit mine. Total mine production was 5,500,000 tonnes at a grade of 3.8 grams per tonne gold, with gold recoveries of 89 percent. The mine was closed in 1993 when the economic limit of open-pit mining was reached at the then prevailing gold price of $360 per ounce. Metallurgical recoveries were excellent during the mining, and subsequent studies of the current resource indicate similar excellent gold recoveries.

About Bonanza

Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada, areas specifically chosen for their large gold endowments and stable political climates. Bonanza is advancing its high grade Copperstone gold property in Arizona and several other promising projects. Bonanza is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

The qualified person who is responsible for the preparation of the technical information in this press release is Jose Portacio, Bonzanza's Project Manager for Copperstone. Mr. Portacio is a qualified person as defined by National Instrument 43-101 guidelines.

The drill samples are collected by Bonanza personnel at the drill for each drill hole. All of Bonanza's facilities are secure, inside the fenced compound. The core is transported to Bonanza's core processing facility on site at Copperstone by Bonanza personnel.

All core is logged for recovery and other geotechnical features, prior to being sawed lengthwise in half by Bonanza personnel. Individual core samples are selected on a geological basis to characterize the gold mineralization associated with various rock types, alteration types and structural horizons. Subsequent to sawing and sampling, the remaining half core is geologically logged and stored on site as reference samples. The samples are bagged, labeled and tied at the Copperstone project site by Bonanza personnel. Geologic information is recorded on standardized sample description forms which included color, rock type, alteration, mineral species and abundance. Samples are stored in a secure facility at the Copperstone project site.

DATS Trucking, Inc. collects samples from the secure facility at Copperstone and transports the samples to representatives of American Assay Laboratories (AAL) in Sparks, Nevada. There, representatives of American Assay Laboratories (AAL) in Sparks, Nevada receive the samples and take custody of the samples. AAL is ISO / IEC 17025 certified and has successfully completed Canadian proficiency testing (CCRMP).

At the AAL laboratory, the core samples are dried, crushed to -10 mesh, pulverized to -150 mesh, split to 1,000 gram pulps, and fire assayed for gold two times using 2-assay ton fire assay charges with a gravimetric finish. Reported gold grades are the average of these two assays for each sample. Samples are routinely assayed in duplicate. There is good correlation between the duplicate assays. All samples greater than 0.100 opt, standards, and blanks are routinely submitted to additional labs for verification. Standards are routinely inserted for assay. Check assays are routinely submitted to BSI-Inspectorate, Sparks, NV 5-assay ton gold analysis. BSI-Inspectorate is ISO 9002 certified. Bonanza personnel deliver the samples to the check labs

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This news release uses the terms. "Measured and Indicated Resources". Bonanza advises US investors that while those terms are recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize them .U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves..

This news release also uses the term.3"Inferred Resources". Bonanza advises US investors that while this term is recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize it. "Inferred Resources" have a great deal of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:	OR:
Longview Capital Partners Incorporated	Susan L. Wilson, Corporate Communications
Attention: Eugene Toffolo	Phone: 604-688-7508
Phone: 604-681-5755	Email: info@americanbonanza.com
Tollfree: 1-877-687-5755